SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

MedImmune, Inc.

(Name of Subject Company)

MedImmune, Inc.

(Name of Persons Filing Statement)

Common Stock, Par Value $0.01 per share

(Title of Class of Securities)

584699102

(CUSIP Number of Class of Securities)

David M. Mott
Chief Executive Officer, President and Vice Chairman of the Board
One MedImmune Way
Gaithersburg, Maryland, 20878
(301) 398-0000

(Name, address and telephone numbers of person authorized to receive notice and communications on behalf of the persons filing statement)

Copies to:

Frederick W. Kanner
Chang-Do Gong
Dewey Ballantine LLP
1301 Avenue of the Americas
New York, New York 10019
(212) 259-8000

☒          Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The following presentations will be made to certain managers and employees of AstraZeneca PLC during the week of April 30, 2007:

MedImmune

- Profitable biotech; 18 years old
  - ~$1.3B revenues; $438M* R&D (2006)
  - As of 12/31/06, ~$1.5B cash
  - ~2,500 employees; HQ in Gaithersburg, Md.
- Three marketed products; ~45 candidates in R&D
- Infectious disease, cancer and inflammatory disease
- Innovative, proprietary products, unmet medical needs
- Leader in pediatrics, respiratory infectious disease, antibodies and vaccines

*Excludes impact of share-based compensation expense.

1

MedImmune

$87M Prevent RSV in high-risk infants Palivizumab Chemo-/radio- protectant Amifostine Prevent influenza Live attenuated influenza vaccine Marketed Products Compound Indication 2006 Revenues $1.1B $36M Product

MedImmune Pipeline

Infectious Diseases

Numax® RSV MAb (*AI Ex-US*)
EBV subunit vaccine (*GSK*)
S.pneumoniae vaccine (*GSK*)
PIV-3-vectored RSV vaccine
Live attenuated RSV vaccine
Live attenuated PIV-3 vaccine
Pandemic influenza vaccines
Live attenuated CMV vaccine
Cell culture FluMist
3rd generation RSV MAb
Anti-RSV drug
Live attenuated PIV-1 vaccine
Live attenuated PIV-2 vaccine
Anti-hMPV MAb
Live attenuated hMPV vaccine
Anti-*Staph* heteropolymer MAb
Anti-*Candida* heteropolymer MAb

Inflammatory Diseases

Anti-IL-9 MAb (asthma)
Anti-IFNα MAb (SLE)
Anti-IL-5R MAb (asthma)
Anti-IFNαR MAb
Anti-CD19 MAb
Anti-CD20 MAb
Anti-CD22 MAb
Anti-HMGB-1 MAb
Anti-YKL40 MAb
Anti-ICOS MAb
Anti-RAGE MAb
Anti-IL-6 MAb
Anti-C5a MAb

Cancer

HPV vaccine (GSK/MRK)
Anti-CD2 T-cell MAb (CTL)
Anti-CD19 BiTE® (NHL)
Anti-Hsp90 drug (GIST/NSCLC)
Anti-Hedgehog drug
Anti-EphA2 BiTE
Anti-CEA BiTE
Anti-EphA2 conjugate
Anti-EphB4 MAb
Anti-Ephrin B2 MAb
Anti-EphA4 MAb
Anti-CD19 MAb
Anti-CD20 MAb
Anti-CD22 MAb
Anti-ALK MAb
Anti-cMet Avimers

Clinical
Preclinical

MedImmune

MedImmune Operations Frederick, MD Monoclonal Antibody Manufacturing Speke, England FluMist Bulk Manufacturing Philadelphia, PA FluMist Blend/Fill/Package Nijmegen, Netherlands Ethyol Manufacturing, Clinical Fills Mountain View, CA Vaccine R&D Bensalem, PA FluMist Warehouse Santa Clara, CA Vaccines R&D, Vaccine Pilot Plants Louisville, KY Product Distribution Gaithersburg, MD Headquarters and R&D and Pilot Plant Rockville, MD FluMist Cell Culture Pilot Plant

The following Frequently Asked Questions communication with employees was posted in the intranet site of MedImmune, Inc. on April 27, 2007:

FAQ - Employees

General Business:

Q: Why did we make this decision now? Why is this in the best interest of shareholders?
•

We had several major pharmaceutical companies express interest, and we conducted a full and open evaluation process to provide to our board of directors as much information as possible to allow them to make an informed decision on the way to achieve the best value for all shareholders. As we have said before, MedImmune is a rare asset, and the value achieved in this transaction demonstrates the recognition of what has been built over the 19-year history of the company.

• The value of $58 per share represents a premium of about 53% over the price of MedImmune stock on April 11 and an 85% premium to the average price over the past year.

Q: What happens next? Do we have to have a shareholder vote? Does the SEC have to approve? How long will this take? Is there a chance that we won’t be bought after all?
• Next steps include a tender offer that will go out in the next 10 days that will instruct shareholders how to turn in their shares for cash.
•

There is a 20 business day period that the tender offer will be in place. At the end of the 20 days, we will count the number of shares tendered. If more than 90% are tendered, then the transaction will close within a couple of days as long as all of the anti-trust clearances have been received. If less than 90% of shares are tendered, then we have to conduct a special shareholders’ meeting about 6-8 weeks after the tender period ends. Then we will close within a couple of days, as long as anti-trust clearances have been received.

• Signing an agreement is the first stage of this process, and the transaction won’t be final until we close. There is always a chance that it won’t close, but that chance is highly unlikely.

Employment:

Q: Will I have a job in the new organization? How will I find out?
• Between signing and closing, you should continue to conduct business as usual.
•

MedImmune, AstraZeneca and Cambridge Antibody Technologies will form a transition team that will deal with integration questions and the operating model going forward. Until then, the best thing you can do is continue to execute on our business plan.

• AZ has stated that they intend to maintain and build on the integrity and capabilities of MedImmune to build a new, fully functioning biologics and vaccines business.

Retention:

Q: If I retain my job, who will I report to and how will the organization change? Will I get to meet any of the new management?
• Between signing and closing, you should continue to conduct business as usual.
•

MedImmune, AstraZeneca (AZ) and Cambridge Antibody Technologies (CAT) will form a transition team that will deal with integration questions and the operating model going forward. Until then, the best thing you can do is continue to execute on our business plan.

•

As we get closer to completing the transaction, we would expect to have introductory meetings with our AZ and CAT counterparts so we can become more familiar. We would also expect to introduce members of AZ and CAT senior management to MedImmune as soon as practicable.

•

Current MedImmune management will continue to manage the operation as part of AstraZeneca. David Mott, MedImmune’s CEO, will report directly to David Brennan, AstraZeneca’s CEO, and will be a member of AZ’s Senior Executive Team.

•

Our current compensation structure is protected for one year. We have also established a one-time retention grant for employees who are here one year from closing. You may get specific details and information on the retention plan by contacting Employee Communications and/or Human Resources.

Positions Eliminated/Severance:

Q: If my old job is eliminated, can I apply for a different job in the company?
• Between signing and closing, you should continue to conduct business as usual.
•

MedImmune, AstraZeneca and Cambridge Antibody Technologies will form a transition team that will deal with integration questions and the operating model going forward. Until then, the best thing you can do is continue to execute on our business plan.

Q: If I don’t have a job, what sort of severance package might I expect?
•

We have established a severance program for any employee whose job is eliminated within 12 months of closing. You may get specific details and information on the severance program by contacting Employee Communications and/or Human Resources.

Stock shares:

Q: Can I sell stock I own now?
•

The company-wide blackout was lifted on Tuesday, April 24. However, certain people involved in the quarterly earnings process will still be under the normal trading black out until we file our 10Q for the first quarter 2007 which is expected to be early next week.

Options:

Q: What happens to my stock options, both vested and unvested?
•

At closing, unvested options will be accelerated and become fully vested. All in-the money options will be “cashed out” at $58 per share and the gain over the exercise price will be paid out to employees, less applicable taxes.

Benefits:

Q: Do my benefits change and if so, when and how?
• Between signing and closing, our benefit programs will remain the same.
• After closing, we would expect to participate in benefit programs comparable to what we have today.

Notice to Investors

The information contained in this filing is neither an offer to purchase nor a solicitation of an offer to sell shares of MedImmune. MedImmune stockholders are urged to read the relevant tender offer documents when they become available because they will contain important information that stockholders should consider before making any decision regarding tendering their shares. At the time the offer is commenced, AstraZeneca will file tender offer materials with the U.S. Securities and Exchange Commission, and MedImmune will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the offer. The tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other offer documents) and the Solicitation/Recommendation Statement will contain important information, which should be read carefully before any decision is made with respect to the tender offer. The Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, will be made available for free at the U.S. Securities and Exchange Commission’s web site at www.sec.gov, at AstraZeneca’s website at www.astrazeneca.com or at MedImmune’s website at www.medimmune.com.